EXHIBIT 99.26
                                                                   -------------



                           VIKING ENERGY ROYALTY TRUST
 SECOND QUARTER INTERIM REPORT, FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2003


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                          SIX MONTHS ENDED JUNE 30  THREE MONTHS ENDED JUNE 30
                                                               2003         2002        2003         2002
===============================================================================================================
REVENUE
     Oil and natural gas                                  $ 115,010    $  63,429    $  60,966    $  33,805
     Royalties                                              (20,547)      (8,146)     (10,690)      (4,427)
---------------------------------------------------------------------------------------------------------------
                                                             94,463       55,283       50,276       29,378
---------------------------------------------------------------------------------------------------------------

EXPENSES
     Operating                                               24,593       17,812       13,535        8,729
     General and administrative                               4,473        2,098        2,674        1,078
     Management fee                                              --        1,338           --          719
     Other Expenses                                             103           --            3           --
     Interest                                                 3,160        1,509        2,067          731
     Capital and other taxes                                    635          428          522          415
     Depletion, depreciation and amortization                36,391       22,766       21,116       11,312
     Future income tax recovery (Note 10)                   (13,264)      (2,392)     (11,451)      (1,181)
---------------------------------------------------------------------------------------------------------------
                                                             56,091       43,559       28,466       21,803
---------------------------------------------------------------------------------------------------------------
NET INCOME FOR THE PERIOD (NOTE 9)                        $  38,372    $  11,724    $  21,810    $   7,575
===============================================================================================================
Accumulated earnings - opening                               43,052       26,141
ACCUMULATED EARNINGS - CLOSING                            $  81,424    $  37,865
================================================================================

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF DOLLARS)

                                                                                (UNAUDITED)    (audited)
                                                                                    JUNE 30  December 31
                                                                                       2003         2002
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                                          $  28,546    $  20,991
     Prepaid expenses                                                                 4,337        2,599
----------------------------------------------------------------------------------------------------------
                                                                                     32,883       23,590
----------------------------------------------------------------------------------------------------------

Capital assets (Note 2)                                                             686,720      365,512
Reclamation fund                                                                      3,559        2,944
Goodwill (Note 2)                                                                    73,988           --
Other investments                                                                     1,014        1,054
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      $ 798,164    $ 393,100
==========================================================================================================

LIABILITIES
Current liabilities
     Accounts payable                                                             $  27,721    $  17,301
     Unitholder and debenture distributions payable                                  14,180        5,472
     Due to Related Party - cash portion                                                 --        2,750
     Due to Related Party - Trust Unit portion                                          166        4,367
     Current portion of bank loan (Note 4)                                               --        7,731
----------------------------------------------------------------------------------------------------------
                                                                                     42,067       37,621
----------------------------------------------------------------------------------------------------------

Bank loan (Note 4)                                                                  147,183       85,037
Future income taxes (Note 2)                                                         89,013       38,130
Provision for site restoration (Note 2)                                               5,940        3,150
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                   284,203      163,938
==========================================================================================================

UNITHOLDERS' EQUITY
Unitholders' capital (Note 5)                                                       727,480      424,734
Accumulated earnings                                                                 81,424       43,052
Accumulated Unitholder and debenture distributions (Note 7)                        (294,943)    (238,624)
----------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                           513,961      229,162
==========================================================================================================

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                         $ 798,164    $ 393,100
==========================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                          SIX MONTHS ENDED JUNE 30  THREE MONTHS ENDED JUNE 30
                                                               2003         2002        2003         2002
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                      $  38,372    $  11,724    $ 21,810     $  7,575
Net income Add items not involving cash:
Depletion, depreciation and amortization                     36,391       22,766      21,116       11,312
Future income tax recovery                                  (13,264)      (2,392)    (11,451)      (1,181)
Other expenses                                                  266           --          59           --
---------------------------------------------------------------------------------------------------------------
Funds from operations                                        61,765       32,098      31,534       17,706
Changes in working capital                                   (2,107)        (791)      5,755       (8,649)
---------------------------------------------------------------------------------------------------------------
                                                             59,658       31,307      37,289        9,057
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of Trust Units (Note 5)                             51,565       21,265      50,792          768
Issuance of Convertible Debentures (Note 8)                  75,000           --          --           --
Issue costs (Note 5)                                         (6,057)      (1,262)     (2,687)        (150)
Convertible Debenture Interest                                  (16)          --         (16)          --
Unitholder Distributions                                    (45,755)     (29,440)    (28,096)     (15,142)
Bank Loan (Note 4)                                          (23,224)      (4,013)    (24,444)      18,118
---------------------------------------------------------------------------------------------------------------
                                                             51,513      (13,450)     (4,451)       3,594
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation (Note 2)          (72,641)          --        (438)          --
Acquisition of Landover Energy Inc.                              --       (7,682)         --       (7,682)
Due to related party - cash portion and
   internalization costs                                     (2,853)          --          (3)          --
Acquisition and disposals of oil & gas properties (Note 3)  (22,259)       5,358     (23,654)       1,189
Capital development expenditures                            (12,803)     (15,079)     (8,398)      (5,927)
Contributions to reclamation fund                              (615)        (454)       (345)        (231)
---------------------------------------------------------------------------------------------------------------
                                                           (111,171)     (17,857)    (32,838)     (12,651)
---------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                            $      --    $      --    $     --     $     --
===============================================================================================================
The Trust paid the following cash amounts:
Interest                                                  $   3,501    $   1,511    $  2,287     $    734
Capital & Current Taxes                                   $     471    $     233    $    326     $    220
---------------------------------------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002

1.       ACCOUNTING POLICIES

         These interim consolidated financial statements have been prepared based on the same accounting policies as the December 31, 2002 consolidated financial statements except as noted below. The note disclosure requirements for the annual consolidated financial statements provide additional disclosure to that required for the interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Trust's 2002 annual report.

         GOODWILL

         Under the terms of section 1581 of the CICA Handbook, goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually. Impairment is determined based on the fair value of the reporting entity (the Consolidated Trust) compared to the book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.

2.       ACQUISITION OF KEYWEST ENERGY CORPORATION

         Effective February 26, 2003, a subsidiary of the Trust acquired 100% of the outstanding shares of KeyWest Energy Corporation ("KeyWest") through a plan of arrangement under which the Trust acquired all the outstanding shares of KeyWest in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debt and acquisition costs of $241.9 million. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired based on their fair values. The excess of the purchase price over the fair values of the identifiable net assets of $74.0 million has been allocated to goodwill.

         The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are estimated as follows:

                                                                                   (000S)
         ---------------------------------------------------------------------------------
         Value of Viking Trust Units issued                                     $  175,931
         Cash consideration                                                         66,000
         ---------------------------------------------------------------------------------
         Purchase Price                                                            241,931
         ---------------------------------------------------------------------------------
         Debt Assumed                                                               77,639
         February distributions related to units issued on acquisition               2,738
         Related expenses and fees                                                   3,943
         ---------------------------------------------------------------------------------
         Total Purchase Price                                                   $  326,251
         =================================================================================

         Purchase price allocation:
         ---------------------------------------------------------------------------------
         Net working capital deficit                                            $   (1,360)
         Future site restoration                                                    (2,230)
         Future income taxes                                                       (64,147)
         Goodwill                                                                   73,988
         Capital assets                                                            320,000
         ---------------------------------------------------------------------------------
         Total Purchase Price                                                   $  326,251
         =================================================================================

         Management is still completing its review of the property, plant and equipment acquired through this business acquisition, therefore the purchase price equation is subject to change based on the final determination of assets and liabilities acquired.

3.       PROPERTY ACQUISITION

         Effective May 15, 2003, the Trust acquired a package of properties of which the principal producing property is the Alexis Unit which produces mainly from the Banff pool for total cash consideration of $24,177,000.

4.       BANK LOAN

         As a result of the completion of the KeyWest acquisition, the Trust's revolving borrowing limit was increased to $210.0 million and the operating line was increased to $15.0 million, for a total borrowing limit of $225.0 million. The Trust's credit facilities have been renewed to June 20, 2004, with the same terms as described in the notes to the consolidated financial statements for the year ended December 31, 2002.

5.       UNITHOLDERS' CAPITAL

         AUTHORIZED
         Unlimited number of Trust Units

         ISSUED                                            NO. OF UNITS (000'S)    (000'S)
         ---------------------------------------------------------------------------------
         Balance, December 31, 2002                                     54,715  $ 424,734
         Units issued with respect to KeyWest Acquisition               24,888    175,931
         Issue of Convertible Debentures (Note 8)                           --     75,000
         Less: Issue Costs                                                  --     (3,370)
         Units issued - Internalization of the Manager                     639      4,466
         Distribution Reinvestment Plan                                    296      1,866
         Employee options                                                  189      1,140
         Debenture Conversion (a) (Note 8)                                  97         --
         Trust Unit Public Offering May 29, 2003                         8,000     50,400
         Less: Issue Costs                                                  --     (2,687)
         ---------------------------------------------------------------------------------
         Balance, June 30, 2003                                         88,824  $ 727,480
         =================================================================================

         (a) For the six months ending June 30, 2003, 702 debentures were converted which resulted in the issuance of 96,825 Trust Units.

         The Unit Option Plan allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the "ratchet-down feature"). The Trust has determined that amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.

         Compensation cost for pro-forma disclosure is therefore determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the three months ended and six months ended June 30, 2003, net income would be reduced by $72,847 and $41,598 (2002
         - $79,000 and $79,000) respectively.

         The options have ten-year terms with expiry dates of August 2009 through April 2013. The weighted average remaining contract term of the options at June 30, 2003 is 8.2 years. The exercise price of the options outstanding at June 30, 2003 ranged from $6.10 to $8.55. The number of Units and exercise prices of options are detailed in the table below:

         (000'S - EXCEPT PER UNIT AMOUNTS)
         -------------------------------------------------------------------------------------------------------
                                                         SIX MONTHS ENDED JUNE 30    THREE MONTHS ENDED JUNE 30
         -------------------------------------------------------------------------------------------------------
                                                          Unit   Weighted Average      Unit    Weighted Average
                                                       Options     Exercise Price   Options      Exercise Price
         -------------------------------------------------------------------------------------------------------
         Beginning of period                             3,387     $         7.37     3,355     $          7.37
         Granted                                           338               6.30       338                6.30
         Exercised                                        (189)              6.82      (157)               6.82
         Cancelled                                         (70)              6.30       (70)               6.30
         -------------------------------------------------------------------------------------------------------
         Outstanding before ratchet-down                 3,466               7.31     3,466                7.31
         Ratchet-down reduction                             --              (0.91)       --               (0.91)
         -------------------------------------------------------------------------------------------------------
         Outstanding, end of period                      3,466     $         6.40     3,466     $          6.40
         ========================================================================
         Exercisable before ratchet-down                 1,536     $         7.53
         Ratchet-down reduction                             --              (0.98)
         ------------------------------------------------------------------------
         Exercisable, end of period after
            ratchet-down                                 1,536     $         6.55
         ========================================================================

6.       RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED
         (000'S EXCEPT PER UNIT AMOUNTS)

                                                             SIX MONTHS ENDED JUNE 30           THREE MONTHS ENDED JUNE 30
         ---------------------------------------------------------------------------------------------------------------------
                                                                 2003            2002              2003               2002
         ---------------------------------------------------------------------------------------------------------------------
         FUNDS FROM OPERATIONS                        $        61,765     $    32,098    $       31,534   $         17,706
         Contributions to reclamation fund                       (615)           (454)             (345)              (231)
         Convertible debenture interest                        (3,564)             --            (1,924)                --
         ---------------------------------------------------------------------------------------------------------------------
         CASH AVAILABLE FOR DISTRIBUTION                       57,586          31,644            29,265             17,475
         Cash applied to bank loan                             (4,832)         (1,892)            1,660             (1,781)
         ---------------------------------------------------------------------------------------------------------------------
         UNITHOLDER DISTRIBUTIONS (a)                 $        52,754     $    29,752    $       30,925   $         15,694
         =====================================================================================================================
         UNITHOLDER DISTRIBUTIONS, PER UNIT           $          0.70     $      0.56    $         0.36   $           0.29
         =====================================================================================================================
         Number of units outstanding at period end         88,823,915      54,166,636        88,823,915         54,166,636
         ---------------------------------------------------------------------------------------------------------------------

         (a) Unitholder distributions of $2,738,000 for Trust Units issued to KeyWest shareholders were recorded as a cost of the acquisition. Including this amount, total Unitholder distributions are $55,492,000.

7.       RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER
         DISTRIBUTIONS

                                                                                (000'S)
         -----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2001                                             $ (176,149)
         Unitholder distributions declared                                         (62,475)
         -----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2002                                               (238,624)
         Unitholder distributions declared                                         (52,754)
         Debentureholder interest (Note 8)                                          (3,565)
         -----------------------------------------------------------------------------------
         BALANCE, JUNE 30, 2003                                                 $ (294,943)
         ===================================================================================

8.       CONVERTIBLE DEBENTURES

         On January 15, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures"). Each Convertible Debenture has a $1,000 face value and is convertible into Trust Units at the holder's option at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The maturity date of the Convertible Debentures is January 31, 2008. The Convertible Debentures pay interest semi-annually on January 31 and July 31 with the first interest payment occurring on July 31, 2003. As a result of the Trust's option to settle the obligation in Trust Units, the Convertible Debentures are treated as Unitholders' Capital. The net proceeds from the Convertible Debentures were $71.6 million after underwriter fees of $3.0 million and issue costs of $0.4 million. On June 30, 2003, the quoted market value of the Convertible Debentures was $78,756,000.

9.       NET INCOME PER TRUST UNIT

                                           SIX MONTHS ENDED JUNE 30         THREE MONTHS ENDED JUNE 30
                                           2003                2002         2003                 2002
         ---------------------------------------------------------------------------------------------
         Net income
         Basic (a)                        $ 0.46             $ 0.22       $ 0.23               $ 0.14
         Diluted (a)                      $ 0.46             $ 0.22       $ 0.23               $ 0.14
         ---------------------------------------------------------------------------------------------

         (a) The convertible debentures are anti-dilutive on diluted net income per unit. Therefore the basic calculation amount results in the most dilutive number. Basic and diluted net income per unit amounts are calculated using the weighted average number of Units outstanding for the period, which was 86,008,018 (2002 - Basic: 54,113,403; Diluted: 55,114,379) for
                  the three months ended June 30 and 75,471,702 (2002 - Basic:
                  53,090,286; Diluted: 54,110,472) for the six months ended June 30, 2003.

10.      FUTURE INCOME TAXES

         The future income tax recovery for the three months and six months ended June 30, 2003, has been increased by $8.5 million due to a revision of the future federal and Alberta income tax rates applicable to the Trust.

11.      FINANCIAL INSTRUMENTS

         The Trust uses commodity and foreign exchange swap contracts as well as fixed sales contracts with customers to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the three months ended and six months ended June 30, 2003 of $2,372,000 (2002 - loss of $956,000) and
         $9,961,000 (2002 - income of $1,167,000) respectively. These amounts are included in oil and natural gas revenue.

         The Trust also has power hedging contracts to manage its exposure to increasing power costs, which resulted in hedging income of $45,162 for the three months ended June 30, 2003 (2002 - $31,000) and $232,377 for the six months ended June 30, 2003 (2002 - loss of $26,000). Power hedging gains and losses are included in operating expenses.

         The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

         At June 30, 2003 the Trust had the following swap contracts in place, which are settled on a monthly basis:

         COMMODITY                               QUANTITY                        PERIOD                        PRICE
         --------------------------------------------------------------------------------------------------------------
         2003:
         --------------------------------------------------------------------------------------------------------------
         Crude Oil Financial Swaps              500 bbl/d          Jul. 1/03-Dec. 31/03                $24.38 US/bbl

         Crude Oil Collars                    2,500 bbl/d         Jul. 1/03-Sept. 30/03          Floor $24.00 US/bbl
                                                                                               Ceiling $27.70 US/bbl

                                                500 bbl/d          Oct. 1/03-Dec. 31/03          Floor $20.00 US/bbl
                                                                                               Ceiling $25.00 US/bbl



                                              3,500 bbl/d          Jul. 1/03-Dec. 31/03      2nd Floor $19.16 US/bbl
                                                                                             1st Floor $23.14 US/bbl
                                                                                               Ceiling $28.13 US/bbl


         Foreign Exchange                    $45,190 US/d          Jul. 1/03-Dec. 31/03                  $1.5867 CDN

         Natural Gas Swaps -
             Financial                        4,741 Mcf/d          Jul. 1/03-Oct. 31/03                   $4.38 /Mcf
             Physical                         5,380 Mcf/d          Jul. 1/03-Dec. 31/03                   $6.91 /Mcf
             Physical 50% participating       2,530 Mcf/d          Jul. 1/03-Dec. 31/03                   $5.82 /Mcf

         Natural Gas - collars                5,380 Mcf/d          Jul. 1/03-Dec. 31/03             Floor $4.76 /Mcf
                                                                                                  Ceiling $6.41 /Mcf

                                              3,798 Mcf/d          Jul. 1/03-Dec. 31/03          2nd Floor $4.31/Mcf
                                                                                                 1st Floor $5.05/Mcf
                                                                                                   Ceiling $8.24/Mcf

         Power Swap                        2 megawatts/hr          Jul. 1/03-Dec. 31/03                   $40.60/Mwh

         Heat Swap                         5 megawatts/hr          Jul. 1/03-Dec. 31/03                   8.2 GJ/Mwh
         --------------------------------------------------------------------------------------------------------------
         2004:
         --------------------------------------------------------------------------------------------------------------
         Crude Oil Collars                    1,000 bbl/d          Jan. 1/04-Jun. 30/04     2nd Floor  $21.50 US/bbl
                                                                                             1st Floor $24.50 US/bbl
                                                                                               Ceiling $31.10 US/bbl
         Natural Gas Swaps -
             Physical
             Physical Participating           1,896 Mcf/d          Jan. 1/04-Mar. 31/04                   $7.09 /Mcf
                                              1,896 Mcf/d          Jan. 1/04-Mar. 31/04                   $7.02 /Mcf
         Natural Gas collars                  1,896 Mcf/d           Jan. 1/04-Nov. 1/04          2nd Floor $5.27/Mcf
                                                                                                 1st Floor $6.33/Mcf
                                                                                                   Ceiling $7.65/Mcf
         Heat Swap                         5 megawatts/hr          Jan. 1/04-Dec. 31/04                   8.2 GJ/Mwh